January 22, 2020

Office of Trade & Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Scott Anderegg

Re:	OneWater Marine Inc.
Registration Statement on
Form S-1 File No. 333-232639

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, OneWater Marine Inc. (the “Company,” “we,” “us” or “our”) hereby confidentially submits (the “Submission”) its currently expected offering terms of the initial public offering (the “Offering”) of Class A common stock, par value $0.01 per share (the “Common Stock”), including, among other things, the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering.  The Company expects that these pricing terms and other items will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-232639 (the “Registration Statement”).

The Offering terms included in the Submission are based on bona fide estimates of the range of the minimum and maximum offering price and the maximum number of shares of Common Stock to be offered as of January 22, 2020.  Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $12.00 to $14.00 per share of Common Stock, with a midpoint of $13.00 per share.  In the Offering, the Company proposes to sell up to 4,615,385 shares of Common Stock.  The Company proposes to grant the underwriters a 30-day option to purchase up to an additional 692,308 shares of Common Stock to cover over-allotments.  As discussed with members of the Staff, this range and the additional information included in the Submission are initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein.  We expect that these marked changes will be incorporated into a future amendment to the Registration Statement.  The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Securities and Exchange Commission     January 22, 2020, Page 2

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact David P. Oelman or James R. Brown, each of Vinson & Elkins L.L.P., at (713) 758-3708 and (713) 758-2495, respectively.

Very truly yours,

ONEWATER MARINE, INC.

By:	/s/ Austin Singleton
Name:	Austin Singleton
Title:	Chief Executive Officer

Enclosures

cc:	Anthony Aisquith, Chief Operating Officer, OneWater Marine, Inc.
Jack Ezzell, Chief Financial Officer, OneWater Marine, Inc.
David P. Oelman, Vinson & Elkins L.L.P.
James R. Brown, Vinson & Elkins L.L.P.
Daniel J. Bursky, Fried, Frank, Harris, Shriver & Jacobson LLP
Andrew B. Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP